October 2, 2019

Shachar Daniel
Chief Executive Officer
Safe-T Group Ltd.
8 Abba Eban Ave.
Herzliya, 4672526 Israel

       Re: Safe-T Group Ltd.
           Registration Statement on Form F-1
           Filed September 27, 2019
           File No. 333-233976

Dear Mr. Daniel:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal
Branch Chief, at (202) 551-3453 with any questions.




                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            CF Office of
Technology
cc:    David Huberman, Esq.